FILED ELECTRONICALLY and SENT VIA OVERNIGHT MAIL

September 9, 2008

Mr. Mark Cowan

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

Variable Universal Life III (VUL III)

Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 File No. 333-150916

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant, Massachusetts Mutual Variable Life Separate Account I, a separate account of Massachusetts Mutual Life Insurance Company, and the Principal Underwriter, MML Distributors, LLC, hereby respectfully request acceleration of the effective date of the above referenced registration statement filing to September 18, 2008. The Registrant and the Principal Underwriter are aware of their obligations under the Act.

Sincerely,

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I		MML DISTRIBUTORS, LLC

By:	/s/ John E. Deitelbaum	By:	William F. Glavin*
Name:	John E. Deitelbaum	Name	William F. Glavin
Title:	Corporate Vice President & Associate General Counsel	Title:	Chief Executive Officer, President and Springfield OSJ Supervisor

By:	/s/ John E. Deitelbaum
Name:	*John E. Deitelbaum as Attorney-in-Fact pursuant to power of attorney